UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. )*

FLEXION THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

33938J106

(CUSIP Number)

Versant Venture Capital III, L.P.

Robin L. Praeger

3000 Sand Hill Road, #4-210

Menlo Park, CA  94025

650-233-7877

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 33938J106		13D

1.	Name of Reporting Persons Versant Venture Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,801,579 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,801,579 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,801,579 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 17.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Versant Development Fund III, LLC (VDF III”),  Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”) and Charles M. Warden (“Warden” and, with VVIII-LLC, VVC-III, VSF-III, VDF III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder and Robertson, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VVC-III. Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3)                                 This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

CUSIP No. 33938J106		13D

1.	Name of Reporting Persons Versant Side Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,545 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 16,545 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,545 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VSF-III. Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VSF-III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3)        This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

CUSIP No. 33938J106		13D

1.	Name of Reporting Persons Versant Development Fund III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 388,683 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 388,683 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,683 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 2.5% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by VDF III.  Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VDF III. VVC-III is the majority member of VDF III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3)                                 This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

CUSIP No. 33938J106		13D

1.	Name of Reporting Persons Versant Ventures III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(3)                                 This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

1.	Name of Reporting Persons Brian G. Atwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Atwood is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Atwood disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)                                 This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

1.	Name of Reporting Persons Ross A. Jaffe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Jaffe is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Jaffe disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)    This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

1.	Name of Reporting Persons Samuel D. Colella

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Colella is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Colella disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)    This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

1.	Name of Reporting Persons Donald B. Milder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Milder is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Milder disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)    This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

1.	Name of Reporting Persons Rebecca B. Robertson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Robertson is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Robertson disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(3)    This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

1.	Name of Reporting Persons Bradley J. Bolzon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Bolzon is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Bolzon disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)    This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

1.	Name of Reporting Persons William J. Link

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III. Link is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Link disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)    This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

1.	Name of Reporting Persons Charles M. Warden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Warden is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Warden disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3)    This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

1.	Name of Reporting Persons Barbara N. Lubash

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,206,807 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,206,807 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,807 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 20.5% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) As described in Item 5 below, includes (i) 2,801,579 sharers held by VVC-III; (ii) 16,545 shares held by VSF-III; and (iii) 388,683 shares held by VDF III.  Lubash is a managing director of Versant Ventures III, LLC and shares voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Lubash disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(3)    This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

CUSIP No. 33938J106	13D

Explanatory Note:    This 13D relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of Flexion Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Flexion”).

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of Flexion Therapeutics, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is 10 Mall Road, Suite 301, Burlington, Massachusetts 01803. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)           This Schedule 13D is filed by Versant Ventures III, LLC (“VVIII-LLC”), Versant Venture Capital III, L.P. (“VVC-III”), Versant Side Fund III, L.P. (“VSF-III”), Versant Development Fund III, LLC (VDF III”),  Brian G. Atwood (“Atwood”), Bradley J. Bolzon (“Bolzon”), Samuel D. Colella (“Colella”), Ross A. Jaffe (“Jaffe”), William J. Link (“Link”), Barbara N. Lubash (“Lubash”), Donald B. Milder (“Milder”), Rebecca B. Robertson (“Robertson”) and Charles M. Warden (“Warden” and, with VVII-LLC, VVC-II, VSF-II, VDF III, Atwood, Bolzon, Colella, Jaffe, Link, Lubash, Milder and Robertson, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)           The principal business and principal business office of the Reporting Persons is Versant Ventures, 3000 Sand Hill Road, #4-210, Menlo Park, CA 94025.

(c)           The principal business of the Reporting Persons is venture capital investments. Each of the Individuals serves as a managing director of VVIII-LLC, which is the general partner of VVC-III and VSF-III and managing member of VFD III.

(d)           During the last five years, none of the Reporting Persons has been has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Each of VVIII-LLC, VVC-III, VSF-III and VFD III are incorporated in the state of Delaware and each of the Individuals, except for Bolzon is a citizen of the United States.  Bolzon is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

In March 2011 and February 2012, VVC-III purchased from Issuer an aggregate of 16,558,351 shares of Series A convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $16,558,351, which automatically converted into 2,036,697 shares of the Issuer’s Common Stock (based on a one-for-one conversion ratio and after giving effect to the one-for-8.13 reverse stock split of the Issuer’s Common Stock, which became effective on January 27, 2014).  These shares were sold pursuant to a Share Purchase Agreement originally entered into between the Issuer and VVC-III in September 2009, or the 2009 Purchase Agreement.

In March 2011 and February 2012, VSF-IIII purchased from Issuer an aggregate of 97,797 shares of Series A convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $97,797 which automatically converted into 12,029 shares of the Issuer’s Common Stock (based on a one-for-

one conversion ratio and after giving effect to the one-for-8.13 reverse stock split of the Issuer’s Common Stock, which became effective on January 27, 2014).  These shares were sold pursuant to a Share Purchase Agreement originally entered into between the Issuer and VSF-III in September 2009, or the 2009 Purchase Agreement.

In March 2011 and February 2012, VDF III purchased from Issuer an aggregate of 2,900,000 shares of Series A convertible preferred stock at a purchase price of $1.00 per share, for aggregate consideration of $2,900,000, which automatically converted into 356,703 shares of the Issuer’s Common Stock (based on a one-for-one conversion ratio and after giving effect to the one-for-8.13 reverse stock split of the Issuer’s Common Stock, which became effective on January 27, 2014).  These shares were sold pursuant to a Share Purchase Agreement originally entered into between the Issuer and VDF III in September 2009, or the 2009 Purchase Agreement.

In December 2012, VVC-III purchased from Issuer an aggregate of 3,135,165 shares of Series B preferred stock at a purchase price of $1.1275 per share, for aggregate consideration of $3,534,899, which automatically converted into 385,629 shares of the Issuer’s Common Stock (based on a one-for-one conversion ratio and after giving effect to the one-for-8.13 reverse stock split of the Issuer’s Common Stock, which became effective on January 27, 2014).  These shares were sold pursuant to a Series B Preferred Stock Purchase Agreement in December 2012.

In December 2012, VSF-IIII purchased from Issuer an aggregate of 18,512 shares of Series B preferred stock at a purchase price of $1.1275 per share, for aggregate consideration of $20,872 which automatically converted into 2,277 shares of the Issuer’s Common Stock (based on a one-for-one conversion ratio and after giving effect to the one-for-8.13 reverse stock split of the Issuer’s Common Stock, which became effective on January 27, 2014).  These shares were sold pursuant to a Series B Preferred Stock Purchase Agreement in December 2012.

On February 18, 2014, VVC-III purchased 307,692 shares of the Issuer’s Common Stock from the underwriters in connection with the Issuer’s initial public offering. The purchase price per share of such stock was $13.00. The purchase price paid by VVC-III came from its working capital.

VVC-III received the funds used for the purchase of these securities from capital contributions made to VVC-III by its partners for investment purposes.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 19, 2014:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

VVC-III	2,801,579	2,801,579	0	2,801,579	0	2,801,579	17.9	%(3)

VSF-III	16,545	16,545	0	16,545	0	16,545	0.1	%(3)

VDF III	388,683	388,683	0	388,683	0	388,683	2.5	%(3)

VVIII-LLC	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

Atwood	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

Bolzon	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

Colella	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

Jaffe	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

Link	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

Lubash	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

Milder	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

Robertson	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

Warden	0	0	3,206,807	0	3,206,807	3,206,807	20.5	%(3)

(1)    Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by VVC-III and VSF-III. VVC-III is the majority member of VDF III. Each of Atwood, Jaffe, Colella, Milder, Robertson, Bolzon, Link, Warden and Lubash disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(2)    This percentage is calculated based upon the 15,608,014 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer following the closing of the Issuer’s initial public offering on February 18, 2014.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

INVESTOR RIGHTS AGREEMENT

Registration Rights

Following the closing of the offering, certain holders of the common stock of the Issuer, or their transferees, were entitled to the certain registration rights, as set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to an amended and restated investor rights agreement by and among the Issuer and certain of stockholders.

Demand Registration Rights

At any time beginning 180 days following the effective date of the Issuer’s registration statement, the holders of a majority of the registrable securities, as defined in the amended and restated investor rights agreement, have the right to make up to two demands that the Issuer file a registration statement under the Securities Act covering the majority of registrable securities then outstanding (or a lesser portion if the anticipated aggregate offering price of securities requested to be sold under such registration statement would exceed $10.0 million, net of underwriting discounts and commissions), subject to specified exceptions.

Form S-3 Registration Rights

If the Issuer is eligible to file a registration statement on Form S-3, holders of registrable securities have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $2.0 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights

If the Issuer registers any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares requested by the holders to be included in the registration statement, except this offering in which the holders have waived any and all rights to have their shares included.

Lock-Up Agreements

The Issuer, along with their directors, executive officers and substantially all of their other stockholders and optionholders, have agreed that for a period of 180 days after the date of the offering, subject to specified exceptions, the Issuer or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of the Issuer’s common stock. Upon expiration of the “lock-up” period, certain of the Issuer’s stockholders will have the right to require the Issuer to register their shares under the Securities Act. See “Registration Rights” above.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2:

Amended and Restated Investor Rights Agreement, dated December 3, 2012 (incorporated by reference to Exhibit 4.2 of Flexion Therapeutic, Inc.’s Form S-1 Registration Statement filed January 8, 2014 (File No. 333-193233)).

Exhibit 3:

Form of Lock-Up Agreement, incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amended No. 2 to the Issuers Registration Statement on Form S-1 (SEC File No. 333-191219), filed with the SEC on October 15, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2014

Versant Venture Capital III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger as attorney-in-fact

Versant Side Fund III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger as attorney-in-fact

Versant Development Fund III, LLC

By:	/s/ Robin L. Praeger as attorney-in-fact

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger as attorney-in-fact

/s/ Robin L. Praeger as attorney-in-fact
Brian G. Atwood

/s/ Robin L. Praeger as attorney-in-fact
Bradley J. Bolzon

/s/ Robin L. Praeger as attorney-in-fact
Samuel D. Colella

/s/ Robin L. Praeger as attorney-in-fact
Ross A. Jaffe

/s/ Robin L. Praeger as attorney-in-fact
William J. Link

/s/ Robin L. Praeger as attorney-in-fact
Barbara N. Lubash

/s/ Robin L. Praeger as attorney-in-fact
Donald B. Milder

/s/ Robin L. Praeger as attorney-in-fact
Rebecca B. Robertson

/s/ Robin L. Praeger as attorney-in-fact
Charles M. Warden

Exhibit 1

Joint Filing Agreement

                The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Flexion Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

February 28, 2014

Versant Venture Capital III, L.P.

By: Versant Ventures III, LLC
Its: General Partner

By:	/s/ Robin L. Praeger as attorney-in-fact

Versant Side Fund III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger as attorney-in-fact

Versant Development Fund III, LLC

By:	/s/ Robin L. Praeger as attorney-in-fact

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger as attorney-in-fact

/s/ Robin L. Praeger as attorney-in-fact
Brian G. Atwood

/s/ Robin L. Praeger as attorney-in-fact
Bradley J. Bolzon

/s/ Robin L. Praeger as attorney-in-fact
Samuel D. Colella

/s/ Robin L. Praeger as attorney-in-fact
Ross A. Jaffe

/s/ Robin L. Praeger as attorney-in-fact
William J. Link

/s/ Robin L. Praeger as attorney-in-fact
Barbara N. Lubash

/s/ Robin L. Praeger as attorney-in-fact
Donald B. Milder

/s/ Robin L. Praeger as attorney-in-fact
Rebecca B. Robertson

/s/ Robin L. Praeger as attorney-in-fact
Charles M. Warden